                                                                    Exhibit 12.1

                        DELCO REMY INTERNATIONAL, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                 FOR THE THREE MONTHS
                                             FOR THE YEAR ENDED JULY 31                            ENDED OCTOBER 31
                            -------------------------------------------------------  ----------------------------------------
                                                                        Pro Forma                                  Pro Forma
                                1995         1996           1997          1997             1996         1997         1997
                            ----------  -----------  -------------  ---------------  -------------  -----------  ------------
Earnings:
 Income (loss) from
  continuing operations
  before income taxes
  (benefit), preferred
  dividend requirement of
  subsidiary and minority
  interest..................   $18,569      $13,312      $(10,737)         $   645     $ 5,668      $ 6,686       $ 9,278




 Total fixed charges........    21,076       31,346        42,842           38,751      10,413       11,538         9,783
 Less preferred stock
  dividend requirement......    (2,328)      (2,527)       (2,747)              --        (692)        (687)           --

 Less interest capitalized
  during period.............        --         (393)           --               --          --           --            --
                            ----------  -----------  ------------   --------------  ----------  -----------  ------------

Total earnings                 $37,317      $41,738      $ 29,358          $39,396     $15,389      $17,537       $19,061
                            ==========  ===========  ============   ==============  ==========  ===========  ============

FIXED CHARGES:
 Interest expense...........   $18,432      $27,367      $ 38,774          $36,840     $ 9,391      $10,521       $ 9,305
 Interest capitalized
  during period.............        --          393            --               --          --           --            --
 Preferred stock dividend
  requirement...............     2,328        2,527         2,747               --         692          687            --
 Implicit interest in rent
  expense...................       316        1,059         1,321            1,911         330          330           478
                             ---------  -----------  ------------  ---------------  ----------  -----------  ------------

Total fixed charges.........   $21,076      $31,346      $ 42,842          $38,751     $10,413      $11,538       $ 9,783
                            ==========  ===========  ============  ===============  ==========  ===========  ============
RATIO OF EARNINGS TO FIXED        1.8x         1.3x         --(a)             1.0x        1.5x         1.5x          1.9x
 CHARGES....................
                            ==========  ===========  ============  ===============  ==========  ===========  ============

     (a) The deficiency of earnings to fixed charges was $13.5 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would have been 1.5x.